UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about new oil discovery in the Santos Basin
—

Rio de Janeiro, May 9, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that it has identified the presence of high-quality oil with no contaminants in the pre-salt of Santos Basin, in an exploratory well in Aram block.

Well 3-BRSA-1396D-SPS is located 248 km from the city of Santos-SP, at a water depth of 1,952 meters. The drilling of this well has ended, with a oil-bearing interval confirmed through electrical logs, gas shows, and fluid sampling.

The Aram consortium will begin laboratory analyses to characterize the conditions of the reservoirs and fluids found, which will allow the evaluation of the area's potential. Additionally, two more wells will be drilled, and a drill stem test will be conducted as part of the Appraisal Plan (AP).

The AP has a deadline in 2027, and additional data acquisition activities may be carried out, according to planning and contractual obligations established with the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Aram block was acquired in March 2020, in the 6th ANP Bidding Round, under the Production Sharing regime, with Pré-Sal Petróleo S.A. (PPSA) as the manager. Petrobras is the operator of the block and holds a working interest of 80%, along with the CNPC (20%).

N
W
E
S
RJ
Campos Basin
SP
Pre-Salt Polygon
248km
3BRSA-1396D
BR
CNPC
80% 20%
Santos Basin
0
50km
Kilometers

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer